FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 18, 2007 announcing that Registrant has successfully completed the first phase of a turnkey satellite network solution for Vivo, a customer of Telecomunicações de Sao Paulo (Telesp).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated December 18, 2007

Gilat provides satellite backhaul solution to Latin America’s largest Mobile Network Operator, Vivo

Petah Tikva, Israel, December 18, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has successfully completed the first phase of a turnkey satellite network solution for Vivo, a customer of Telecomunicações de Sao Paulo (Telesp). Telesp is the largest subsidiary of Brazil’s Telefonica Group and Vivo is Latin America’s largest mobile network operator.

Vivo recently deployed a major GSM network and Telesp is using Gilat’s SkyAbis technology to provide cost-effective backhaul and trunking (DCME) to remote Vivo sites in the north, northeast and central west of Brazil. As part of the turnkey satellite network, Gilat provided a fully redundant SkyAbis GSM solution to meet Vivo’s high reliability requirements. SkyAbis features traffic optimization and dynamic bandwidth allocation enabling low cost of ownership for mobile network operators.

Russell Ribeiro, Gilat do Brasil general manager, said, “Our agreement with Telesp demonstrates our expertise in providing full turnkey networks. Telesp chose Gilat in 2006 to meet its Universal Service Obligation (USO) and we are proud to continue this relationship with the first phase of the Vivo project, with other phases to follow.”

Mr. Ribeiro added, “Using the Telesp SkyAbis satellite network, Vivo will be able to provide cellular service to the remote regions of Brazil in a most competitive way.”

Gilat’s SkyAbis is an integral part of the SkyEdge multi-service platform that delivers high quality voice, broadband data and video services over a powerful unified system. The platform represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly
Phone: +972-3-925-2406
Email: Kimk@gilat.com